Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
4.	Market announcement regarding adoption of International Financial Reporting Standards (“IFRS”)

Item 4

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ Nº 33.256.439/0001-39

MARKET ANNOUNCEMENT

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (“IFRS”) in the presentation of financial statements of the Brazilian publicly-held companies. Accordingly, Ultrapar's consolidated financial statements for the year ended December 31st, 2010 were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the financial statements of December 31st, 2009 and 2010 in comparison with the amounts that would have been obtained without such changes (Annex I). Additional information on the changes resulting from the adoption of the IFRS is available in note 2 of the financial statements of the year ended December 31st, 2010.

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

Annex I

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
1Q10

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices	note¹	210.0	70.9	39.5	30.4	11.5	362.4
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	1.1	-	-	-	-	1.1
Write-off of investments in progress	2.2 .c.	-	-	(0.1)	-	-	(0.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(6.7)	-	-	-	-	(6.7)
Reclassification of the result of raw-material hedging - from financial	20	(0.1)	-	(1.5)	-	0.6	(1.0)
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	23.7	-	-	-	-	23.7
Others effects, net		(0.2)	(0.1)	0.1	(0.0)	0.0	(0.2)
Total effects		17.7	(0.1)	(1.5)	(0.0)	0.6	16.7
EBITDA after the implementation of the IFRS		227.7	70.9	38.0	30.4	12.1	379.1

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
1Q10

	Explanatory		Financial	Net
	note¹	EBITDA	results	earnings
Figures according to the previous accounting practices		362.4	(75.3)	140.5
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	1.1	(1.3)	(0.9)
Measurement of property, plant and equipment	2.2 .b.	-	0.1	0.6
Write-off of investments in progress	2.2 .c.	(0.1)	-	(0.1)
Business combination - Texaco acquisition	2.2 .d.	-	-	(7.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(6.7)	-	(6.7)
Reclassification of the result of raw-material hedging - from financial
income or expenses to cost of goods sold	20	(1.0)	1.0	-
Amortization of intangible assets	2.3 .h. / 13	23.7	-	-
Others effects, net²		(0.2)	2.2	(2.4)
Effect of the adoption of the IFRS in deferred income tax and social	2.2 .h.	-	-	(1.8)
contribution
Total effects		16.7	2.0	(18.5)
Figures after the implementation of the IFRS		379.1	(73.3)	122.0
¹ Explanatory notes related to the financial statements of December 31 st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
2Q10

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices	note¹	235.6	83.4	70.6	28.4	15.4	433.4
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	1.7	-	-	-	-	1.7
Write-off of investments in progress	2.2 .c.	-	-	(0.0)	-	-	(0.0)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	5.9	-	-	-	-	5.9
Reclassification of the result of raw-material hedging - from financial	20	(0.9)	-	0.1	-	0.8	(0.0)
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	26.4	-	-	-	-	26.4
Others effects, net		(0.5)	(0.1)	0.1	(0.0)	0.0	(0.4)
Total effects		32.6	(0.1)	0.2	(0.0)	0.8	33.6
EBITDA after the implementation of the IFRS		268.3	83.3	70.8	28.4	16.2	467.0

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
2Q10

	Explanatory		Financial	Net
	note¹	EBITDA	results	earnings
Figures according to the previous accounting practices		433.4	(67.8)	196.0
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	1.7	(0.6)	1.0
Measurement of property, plant and equipment	2.2 .b.	-	0.3	0.7
Write-off of investments in progress	2.2 .c.	(0.0)	-	(0.0)
Business combination - Texaco acquisition	2.2 .d.	-	-	(7.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	5.9	-	5.9
Reclassification of the result of raw-material hedging - from financial
income or expenses to cost of goods sold	20	(0.0)	0.0	-
Amortization of intangible assets	2.3 .h. / 13	26.4	-	-
Others effects, net²		(0.4)	2.3	2.0
Effect of the adoption of the IFRS in deferred income tax and social contribution	2.2 .h.	-	-	(6.8)
Total effects		33.6	2.1	(4.4)
Figures after the implementation of the IFRS		467.0	(65.8)	191.6
¹ Explanatory notes related to the financial statements of December 31 st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
3Q10

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices	note¹	236.1	96.7	66.9	27.7	9.7	437.2
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	1.9	-	-	-	-	1.9
Write-off of investments in progress	2.2 .c.	-	-	-	-	-	-
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(0.4)	-	-	-	-	(0.4)
Reclassification of the result of raw-material hedging - from financial
income or expenses to cost of goods sold	20	(7.5)	-	11.5	-	(3.3)	0.8
Amortization of intangible assets	2.3 .h. / 13	27.4	-	-	-	-	27.4
Others effects, net		(1.5)	(0.1)	(0.0)	(0.0)	0.0	(1.5)
Total effects		19.9	(0.1)	11.5	(0.0)	(3.3)	28.1
EBITDA after the implementation of the IFRS		256.0	96.6	78.5	27.7	6.5	465.3

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
3Q10

	Explanatory		Financial	Net
	note¹	EBITDA	results	earnings
Figures according to the previous accounting practices		437.2	(63.7)	211.3
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	1.9	(0.3)	2.2
Measurement of property, plant and equipment	2.2 .b.	-	0.7	1.3
Write-off of investments in progress	2.2 .c.	-	-	-
Business combination - Texaco acquisition	2.2 .d.	-	-	(7.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(0.4)	-	(0.4)
Reclassification of the result of raw-material hedging - from financial
income or expenses to cost of goods sold	20	0.8	(0.8)	-
Amortization of intangible assets	2.3 .h. / 13	27.4	-	-
Others effects, net²		(1.5)	3.4	2.0
Effect of the adoption of the IFRS in deferred income tax and social
contribution	2.2 .h.	-	-	(5.2)
Total effects		28.1	3.0	(7.2)
Figures after the implementation of the IFRS		465.3	(60.7)	204.1
¹ Explanatory notes related to the financial statements of December 31 st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
4Q10

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices	note¹	294.6	56.7	48.3	25.0	13.0	437.6
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	1.1	-	-	-	-	1.1
Write-off of investments in progress / deferred asset	2.2 .c.	-	-	-	-	-	-
Business combination - DNP acquisition	2.2 .d.	(0.2)	-	-	-	-	(0.2)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(2.0)	-	-	-	-	(2.0)
Reclassification of the result of raw-material hedging - from financial	20	0.2	-	5.5	-	(4.9)	0.8
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	28.9	-	-	-	-	28.9
Others effects, net		(1.2)	(0.1)	0.0	-	(0.0)	(1.2)
Total effects		26.8	(0.1)	5.6	-	(4.9)	27.3
EBITDA after the implementation of the IFRS		321.4	56.6	53.9	25.0	8.1	464.9

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
4Q10

	Explanatory		Financial	Net
	note¹	EBITDA	results	earnings
Figures according to the previous accounting practices		437.6	(66.0)	252.9
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	1.1	(1.4)	(0.5)
Measurement of property, plant and equipment	2.2 .b.	-	0.6	1.4
Write-off of investments in progress / deferred asset	2.2 .c.	-	-	10.3
Business combination - Texaco / DNP acquisition	2.2 .d.	(0.2)	-	(8.8)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(2.0)	-	(2.0)
Reclassification of the result of raw-material hedging - from financial	20	0.8	(0.8)	-
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	28.9	-	-
Others effects, net²		(1.2)	3.1	0.8
Effect of the adoption of the IFRS in deferred income tax and social	2.2 .h.	-	-	(6.7)
contribution
Total effects		27.3	1.6	(5.5)
Figures after the implementation of the IFRS		464.9	(64.4)	247.4
¹ Explanatory notes related to the financial statements of December 31 st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
12M10

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices	note¹	976.4	307.7	225.4	111.5	49.6	1,670.6
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	5.8	-	-	-	-	5.8
Write-off of investments in progress / deferred asset	2.2 .c.	-	-	(0.1)	-	-	(0.1)
Business combination - DNP acquisition	2.2 .d.	(0.2)	-	-	-	-	(0.2)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(3.4)	-	-	-	-	(3.4)
Reclassification of the result of raw-material hedging - from financial
income or expenses to cost of goods sold	20	(8.4)	-	15.7	-	(6.8)	0.5
Amortization of intangible assets	2.3 .h. / 13	106.5	-	-	-	-	106.5
Others effects, net		(3.4)	(0.2)	0.3	(0.0)	-	(3.4)
Total effects		97.0	(0.2)	15.8	(0.0)	(6.8)	105.8
EBITDA after the implementation of the IFRS		1,073.4	307.4	241.2	111.5	42.8	1,776.3

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
12M10

	Explanatory		Financial	Net			Shareholder's
	note¹	EBITDA	results	earnings	Asset	Liabilities	equity
Figures according to the previous accounting practices		1,670.6	(272.8)	800.7	12,602.5	7,368.0	5,212.2
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	5.8	(3.7)	1.8	7.5	43.7	(36.2)
Measurement of property, plant and equipment	2.2 .b.	-	1.8	3.9	(8.9)	-	(8.9)
Write-off of investments in progress / deferred asset	2.2 .c.	(0.1)	-	10.2	(21.0)	-	(21.0)
Business combination - Texaco / DNP acquisition	2.2 .d.	(0.2)	-	(30.1)	(3.1)	76.8	(79.9)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(3.4)	-	(3.4)	-	20.5	(20.5)
Reclassification of ACE - from accounts receivables reducer to loans and	14	-	-	-	64.1	64.1	-
financing
Reclassification of negative hedging result - from a financial assets
reducer to loans and financing	14	-	-	-	54.4	54.4	-
Reclassification of the result of raw-material hedging - from financial
income or expenses to cost of goods sold	20	0.5	(0.5)	-	-	-	-
Reclassification of escrow deposits - from provision reducer to asset		-	-	-	252.0	252.0	-
Amortization of intangible assets	2.3 .h. / 13	106.5	-	-	-	-	-
Others effects, net²		(3.4)	11.0	2.5	6.5	(65.2)	93.9
Effect of the adoption of the IFRS in deferred income tax and social
contribution	2.2 .h.	-	-	(20.6)	35.8	-	35.8
Total effects		105.8	8.7	(35.6)	387.4	446.3	(36.7)
Figures after the implementation of the IFRS		1,776.3	(264.1)	765.2	12,989.8	7,814.3	5,175.6
¹ Explanatory notes related to the financial statements of December 31st, 2010
² Includes subsidiaries' non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
1Q09

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices	note¹	143.6	52.4	46.2	24.0	7.9	274.1
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	0.7	-	-	-	-	0.7
Write-off of investments in progress	2.2 .c.	(0.3)	-	(0.1)	-	-	(0.4)
Ipiranga's deferred revenues - franchise fees, etc.	2.2 .e. / 17	0.3	-	-	-	-	0.3
Reclassification of the result of raw-material hedging - from financial	20	(0.2)	-	2.1	-	-	1.9
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	10.0	-	-	-	-	10.0
Others effects, net		(0.0)	(0.2)	(1.3)	(0.1)	-	(1.7)
Total effects		10.5	(0.2)	0.8	(0.1)	-	10.9
EBITDA after the implementation of the IFRS		154.0	52.2	46.9	23.9	7.9	285.0

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
1Q09

	Explanatory		Financial	Net
	note¹	EBITDA	results	earnings
Figures according to the previous accounting practices		274.1	(59.0)	91.2
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	0.7	(0.5)	(0.4)
Measurement of property, plant and equipment	2.2 .b.	-	-	0.5
Write-off of investments in progress	2.2 .c.	(0.4)	-	(0.4)
Ipiranga's deferred revenues - franchise fees, etc.	2.2 .e. / 17	0.3	-	0.3
Reclassification of the result of raw-material hedging - from financial	20	1.9	(1.9)	-
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	10.0	-	-
Others effects, net²		(1.7)	3.6	2.4
Effect of the adoption of the IFRS in deferred income tax and social	2.2 .h.	-	-	(0.3)
contribution
Total effects		10.9	1.2	2.0
Figures after the implementation of the IFRS		285.0	(57.8)	93.2
¹ Explanatory notes related to the financial statements of December 31 st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
2Q09

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices	note¹	172.4	73.6	29.2	28.2	17.2	320.6
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	0.7	-	-	-	-	0.7
Write-off of investments in progress	2.2 .c.	-	-	(0.1)	-	-	(0.1)
Business combination - Texaco acquisition	2.2 .d.	(2.6)	-	-	-	-	(2.6)
Ipiranga's deferred revenues - franchise fees, etc.	2.2 .e. / 17	0.3	-	-	-	-	0.3
Reclassification of the result of raw-material hedging - from financial
income or expenses to cost of goods sold	20	(2.3)	-	8.9	-	-	6.6
Amortization of intangible assets	2.3 .h. / 13	20.9	-	-	-	-	20.9
Others effects, net		(0.0)	0.1	(1.8)	(0.1)	-	(1.9)
Total effects		16.9	0.1	7.0	(0.1)	-	23.9
EBITDA after the implementation of the IFRS		189.3	73.8	36.2	28.0	17.2	344.4

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
2Q09

	Explanatory		Financial	Net
	note¹	EBITDA	results	earnings
Figures according to the previous accounting practices		320.6	(86.9)	93.3
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	0.7	(0.8)	(0.3)
Measurement of property, plant and equipment	2.2 .b.	-	-	0.0
Write-off of investments in progress	2.2 .c.	(0.1)	-	(0.1)
Business combination - Texaco acquisition	2.2 .d.	(2.6)	(0.3)	(10.1)
Ipiranga's deferred revenues - franchise fees, etc.	2.2 .e. / 17	0.3	-	0.3
Reclassification of the result of raw-material hedging - from financial	20	6.6	(6.6)	-
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	20.9	-	-
Others effects, net²		(1.9)	3.9	2.4
Effect of the adoption of the IFRS in deferred income tax and social	2.2 .h.	-	-	3.1
contribution
Total effects		23.9	(3.8)	(4.6)
Figures after the implementation of the IFRS		344.4	(90.7)	88.7
¹ Explanatory notes related to the financial statements of December 31 st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
3Q09

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices	note¹	198.7	94.0	38.9	30.5	8.9	371.1
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	0.6	-	-	-	-	0.6
Write-off of investments in progress	2.2 .c.	-	-	(0.1)	-	-	(0.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(5.2)	-	-	-	-	(5.2)
Reclassification of the result of raw-material hedging - from financial	20	(0.2)	-	12.1	-	(0.3)	11.6
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	18.8	-	-	-	-	18.8
Others effects, net		(2.9)	(0.1)	(0.9)	(0.1)	-	(3.9)
Total effects		11.1	(0.1)	11.2	(0.1)	(0.3)	21.9
EBITDA after the implementation of the IFRS		209.8	93.9	50.1	30.4	8.6	393.0

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
3Q09

	Explanatory		Financial	Net
	note¹	EBITDA	results	earnings
Figures according to the previous accounting practices		371.1	(59.7)	133.4
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	0.6	(0.4)	(0.2)
Measurement of property, plant and equipment	2.2 .b.	-	(0.2)	(0.2)
Write-off of investments in progress	2.2 .c.	(0.1)	-	(0.1)
Business combination - Texaco acquisition	2.2 .d.	-	-	(7.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(5.2)	-	(5.2)
Reclassification of the result of raw-material hedging - from financial	20	11.6	(11.6)	-
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	18.8	-	-
Others effects, net²		(3.9)	5.9	2.0
Effect of the adoption of the IFRS in deferred income tax and social	2.2 .h.	-	-	(0.3)
contribution
Total effects		21.9	(6.3)	(11.0)
Figures after the implementation of the IFRS		393.0	(66.0)	122.4
¹ Explanatory notes related to the financial statements of December 31 st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
4Q09

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices	note¹	262.9	61.3	30.5	22.1	11.8	388.6
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	1.2	-	-	-	-	1.2
Write-off of investments in progress / deferred asset	2.2 .c.	-	-	(0.1)	-	-	(0.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(6.4)	-	-	-	-	(6.4)
Reclassification of the result of raw-material hedging - from financial	20	(1.3)	-	7.3	-	(1.4)	4.6
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	20.3	-	-	-	-	20.3
Others effects, net		(0.1)	(0.0)	(0.2)	-	-	(0.3)
Total effects		13.9	(0.0)	6.9	-	(1.4)	19.4
EBITDA after the implementation of the IFRS		276.7	61.3	37.5	22.1	10.4	408.0

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
4Q09

	Explanatory		Financial	Net
	note¹	EBITDA	results	earnings
Figures according to the previous accounting practices		388.6	(72.6)	148.8
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	1.2	(0.7)	(0.4)
Measurement of property, plant and equipment	2.2 .b.	-	(0.2)	(0.5)
Write-off of investments in progress / deferred asset	2.2 .c.	(0.1)	-	5.7
Business combination - Texaco acquisition	2.2 .d.	-	-	(7.1)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(6.4)	-	(6.4)
Reclassification of the result of raw-material hedging - from financial	20	4.6	(4.6)	-
income or expenses to cost of goods sold
Amortization of intangible assets	2.3 .h. / 13	20.3	-	-
Others effects, net²		(0.3)	1.2	(0.3)
Effect of the adoption of the IFRS in deferred income tax and social	2.2 .h.	-	-	(3.4)
contribution
Total effects		19.4	(4.4)	(12.4)
Figures after the implementation of the IFRS		408.0	(77.0)	136.5
¹ Explanatory notes related to the financial statements of December 31 st, 2010
² Includes subsidiaries' non-controlling interest in net earnings, for further information see note 2.2.

Effects from the implementation of the IFRS on the business units' EBITDA
(R$ million)
12M09

	Explanatory note¹	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA according to the previous accounting practices	note¹	777.5	281.4	144.8	104.8	45.8	1,354.4
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	3.3	-	-	-	-	3.3
Write-off of investments in progress / deferred asset	2.2 .c.	-	-	(0.4)	-	-	(0.4)
Business combination - Texaco acquisition²	2.2 .d.	(2.9)	-	-	-	-	(2.9)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(11.0)	-	-	-	-	(11.0)
Reclassification of the result of raw-material hedging - from financial
income or expenses to cost of goods sold	20	(4.0)	-	30.5	-	(1.7)	24.8
Amortization of intangible assets	2.3 .h. / 13	70.0	-	-	-	-	70.0
Others effects, net		(3.0)	(0.2)	(4.2)	(0.3)	-	(7.8)
Total effects		52.4	(0.2)	25.9	(0.3)	(1.7)	76.0
EBITDA after the implementation of the IFRS		829.9	281.2	170.7	104.5	44.1	1,430.4

Main effects from the implementation of the IFRS on the consolidated financial statements
(R$ million)
12M09

	Explanatory		Financial	Net			Shareholder's
	note¹	EBITDA	results	earnings	Asset	Liabilities	equity
Figures according to the previous accounting practices		1,354.4	(278.2)	466.7	11,106.2	6,226.0	4,845.2
Recognition of provision for removal of Ipiranga's fuel tanks	2.2 .a. / 16	3.3	(2.4)	(1.2)	6.6	44.6	(38.0)
Measurement of property, plant and equipment	2.2 .b.	-	(0.4)	(0.2)	(12.8)	-	(12.8)
Write-off of investments in progress / deferred asset	2.2 .c.	(0.4)	-	5.4	(31.2)	-	(31.2)
Business combination - Texaco acquisition²	2.2 .d.	(2.9)	(0.3)	(24.5)	26.5	76.3	(49.8)
Ipiranga's deferred revenues - franchise fees, loyalty program, etc.	2.2 .e. / 17	(11.0)	-	(11.0)	-	17.1	(17.1)
Reclassification of ACE - from accounts receivables reducer to loans and	14	-	-	-	72.1	72.1	-
financing
Reclassification of negative hedging result - from a financial assets
reducer to loans and financing	14	-	-	-	51.8	51.8	-
Reclassification of the result of raw-material hedging - from financial
income or expenses to cost of goods sold	20	24.8	(24.8)	-	-	-	-
Reclassification of escrow deposits - from provision reducer to asset		-	-	-	204.3	204.3	-
Amortization of intangible assets	2.3 .h. / 13	70.0	-	-	-	-	-
Others effects, net³		(7.8)	14.7	6.5	2.8	(54.8)	92.7
Effect of the adoption of the IFRS in deferred income tax and social
contribution	2.2 .h.	-	-	(0.9)	56.4	-	56.4
Total effects		76.0	(13.3)	(26.0)	376.5	411.4	0.1
Figures after the implementation of the IFRS		1,430.4	(291.5)	440.7	11,482.6	6,637.4	4,845.3
¹ Explanatory notes related to the financial statements of December 31st, 2010
² Considers R$ (0.3) MM related to expenditures on the acquisition of Texaco, included in write-off of investments in progress in 1Q09
³ Includes subsidiaries' non-controlling interest in net earnings and shareholders' equity, for further information see note 2.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: February 24, 2011	By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Market Announcement - IFRS)